LOEB & LOEB LLP A LIMITED LIABILITY PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS	345 PARK AVENUE NEW YORK, NY 10154-0037	TELEPHONE: 212.407.4000 FACSIMILE: 212.407.4990 www.loeb.com

Direct Dial: 212-407-4935
e-mail: fstoller@loeb.com
January 12, 2006

John Reynolds, Assistant Director Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Phoenix India Acquisition Corp. Registration Statement on Form S-1, File No. 333-128008

Dear Mr. Reynolds:

On behalf of our client, Phoenix India Acquisition Corp., a Delaware corporation (the “Company”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to Section 6 of and Regulation C under the Securities Act of 1933, as amended, and Rule 101(a)(1)(i) of Regulation S-T under the Commission's Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 3 (“Amendment No. 3”) to the Company’s Registration Statement on Form S-1 (No. 333-128008) (together, the “Registration Statement”), including one complete electronic version of the exhibits filed therewith.

Amendment No. 3 is being filed to reflect certain changes to the terms and conditions of the offering, including a reduction in the number of units being offered, as well as to update the financial statements.

In light of the Company’s desire to have the Registration Statement declared effective as soon as possible, your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4935 or my associate, Gustavo A. Pauta, at (212) 407-4129.

Sincerely,

/s/ Fran M. Stoller

Fran M. Stoller
Loeb & Loeb LLP

LOS ANGELES
NEW YORK
CHICAGO
NASHVILLE